SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934 (Amendment No. 2)*

Pagaya Technologies Ltd.
(Name of Issuer)

Class A Ordinary Shares, no par value per share
(Title of Class of Securities)

M7S64L115
(CUSIP Number)

June 12, 2023
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 12 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M7S64L115	13G/A	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Tiger Global Private Investment Partners XIV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 41,319,262 Class A Ordinary Shares (including 3,183,049 Class A Ordinary Shares issuable upon exercise of warrants)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 41,319,262 Class A Ordinary Shares (including 3,183,049 Class A Ordinary Shares issuable upon exercise of warrants)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,319,262 Class A Ordinary Shares (including 3,183,049 Class A Ordinary Shares issuable upon exercise of warrants)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7%
12	TYPE OF REPORTING PERSON PN

CUSIP No. M7S64L115	13G/A	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Tiger Global PIP Performance XIV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 41,319,262 Class A Ordinary Shares (including 3,183,049 Class A Ordinary Shares issuable upon exercise of warrants)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 41,319,262 Class A Ordinary Shares (including 3,183,049 Class A Ordinary Shares issuable upon exercise of warrants)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,319,262 Class A Ordinary Shares (including 3,183,049 Class A Ordinary Shares issuable upon exercise of warrants)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7%
12	TYPE OF REPORTING PERSON PN

CUSIP No. M7S64L115	13G/A	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Tiger Global PIP Management XIV, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 41,319,262 Class A Ordinary Shares (including 3,183,049 Class A Ordinary Shares issuable upon exercise of warrants)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 41,319,262 Class A Ordinary Shares (including 3,183,049 Class A Ordinary Shares issuable upon exercise of warrants)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,319,262 Class A Ordinary Shares (including 3,183,049 Class A Ordinary Shares issuable upon exercise of warrants)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7%
12	TYPE OF REPORTING PERSON OO

CUSIP No. M7S64L115	13G/A	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON Tiger Global Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 41,334,643 Class A Ordinary Shares (including 3,184,234 Class A Ordinary Shares issuable upon exercise of warrants)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 41,334,643 Class A Ordinary Shares (including 3,184,234 Class A Ordinary Shares issuable upon exercise of warrants)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,334,643 Class A Ordinary Shares (including 3,184,234 Class A Ordinary Shares issuable upon exercise of warrants)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7%
12	TYPE OF REPORTING PERSON OO, IA

CUSIP No. M7S64L115	13G/A	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON Charles P. Coleman III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 41,334,643 Class A Ordinary Shares (including 3,184,234 Class A Ordinary Shares issuable upon exercise of warrants)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 41,334,643 Class A Ordinary Shares (including 3,184,234 Class A Ordinary Shares issuable upon exercise of warrants)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,334,643 Class A Ordinary Shares (including 3,184,234 Class A Ordinary Shares issuable upon exercise of warrants)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7%
12	TYPE OF REPORTING PERSON IN, HC

CUSIP No. M7S64L115	13G/A	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON Scott Shleifer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 41,334,643 Class A Ordinary Shares (including 3,184,234 Class A Ordinary Shares issuable upon exercise of warrants)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 41,334,643 Class A Ordinary Shares (including 3,184,234 Class A Ordinary Shares issuable upon exercise of warrants)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,334,643 Class A Ordinary Shares (including 3,184,234 Class A Ordinary Shares issuable upon exercise of warrants)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7%
12	TYPE OF REPORTING PERSON IN, HC

CUSIP No. M7S64L115	13G/A	Page 8 of 12 Pages

Item 1(a).	NAME OF ISSUER

Pagaya Technologies Ltd. (the “Issuer”)

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

Azrieli Sarona Bldg, 54th Floor 121 Derech Menachem Begin Tel-Aviv 6701203, Israel

Item 2(a).	NAME OF PERSON FILING

Tiger Global Private Investment Partners XIV, L.P. Tiger Global PIP Performance XIV, L.P. Tiger Global PIP Management XIV, Ltd. Tiger Global Management, LLC Charles P. Coleman III Scott Shleifer

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

Tiger Global Private Investment Partners XIV, L.P.

Tiger Global PIP Performance XIV, L.P.

Tiger Global PIP Management XIV, Ltd.

c/o Campbells Corporate Services Limited

P.O. Box 268

Floor 4 Willow House

Cricket Square

Grand Cayman KY1-1104

Cayman Islands

Tiger Global Management, LLC 9 West 57th Street 35th Floor New York, New York 10019

Charles P. Coleman III c/o Tiger Global Management, LLC 9 West 57th Street 35th Floor New York, New York 10019

Scott Shleifer c/o Tiger Global Management, LLC 9 West 57th Street 35th Floor New York, New York 10019

CUSIP No. M7S64L115	13G/A	Page 9 of 12 Pages

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

The filing of this statement should not be construed as an admission that any Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended, the beneficial owner of the Class A Ordinary Shares reported herein.

Item 2(c).	CITIZENSHIP

Tiger Global Private Investment Partners XIV, L.P. – Cayman Islands limited partnership

Tiger Global PIP Performance XIV, L.P. – Cayman Islands limited partnership

Tiger Global PIP Management XIV, Ltd. – Cayman Islands exempted company

Tiger Global Management, LLC – Delaware limited liability company

Charles P. Coleman III – United States citizen

Scott Shleifer – United States citizen

Item 2(d).	TITLE OF CLASS OF SECURITIES

Class A ordinary shares, no par value per share (“Class A Ordinary Shares”)

Item 2(e).	CUSIP NUMBER

M7S64L115

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No. M7S64L115	13G/A	Page 10 of 12 Pages

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _________________________

Item 4.	OWNERSHIP

The percentages set forth herein are calculated based upon 530,408,828 Class A Ordinary Shares outstanding as of April 24, 2023, as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on May 3, 2023, and assumes the exercise of the warrants reported herein.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover pages of the Reporting Persons and is incorporated herein by reference.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

All securities reported in this Schedule 13G/A are owned by advisory clients of Tiger Global Management, LLC and/or its related persons' proprietary accounts. Other than the Reporting Persons disclosed herein, none of such persons individually own more than 5% of the Issuer's outstanding shares.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

CUSIP No. M7S64L115	13G/A	Page 11 of 12 Pages

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION
Each Reporting Person hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. M7S64L115	13G/A	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: June 14, 2023

Tiger Global Private Investment Partners XIV, L.P. By: Tiger Global PIP Performance XIV, L.P., its General Partner By: Tiger Global PIP Management XIV, Ltd., its General Partner	/s/ Eric Lane Signature Eric Lane President & Chief Operating Officer

Tiger Global PIP Performance XIV, L.P. By: Tiger Global PIP Management XIV, Ltd., its General Partner	/s/ Eric Lane Signature Eric Lane President & Chief Operating Officer

Tiger Global PIP Management XIV, Ltd.	/s/ Eric Lane Signature Eric Lane President & Chief Operating Officer

Tiger Global Management, LLC	/s/ Eric Lane Signature Eric Lane President & Chief Operating Officer

Charles P. Coleman III	/s/ Charles P. Coleman III Signature

Scott Shleifer	/s/ Scott Shleifer Signature